February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Claire Erlanger
Andrew Blume

Re: Flex Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2022
File No. 000-23354

Ladies and Gentlemen:

Flex Ltd. (the “Company” or “Flex”) submits this letter in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated January 30, 2023, relating to the above-referenced filing.

In this letter, the comments from the Staff have been reproduced in italicized, bold type, and each comment is followed by the Company’s response.

Liquidity and Capital Resources, page 45

1.Please address the following comments related to your presentation of net working capital (“NWC”) and NWC as a percentage of annualized net sales:
•    You describe NWC and the annualized percentage as “key metrics that measure our liquidity.” Tell us why you refer to these items as metrics and not non-GAAP measures.
•    We note that NWC is calculated as “current quarter accounts receivable, net of allowance for doubtful accounts, plus inventories and contract assets, less accounts payable” and that it excludes certain current liabilities. Tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures. Also see the third bullet of Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Flex Ltd. | 2 Changi South Lane, Singapore 486123 | main: +65 6876 9899 | www.flex.com

U.S. Securities and Exchange Commission
February 10, 2023

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will remove the references to NWC and NWC as a percentage of annualized sales and use instead the ASC Master Glossary definition of net working capital (i.e., current assets less current liabilities) to measure and discuss the Company’s liquidity.

Consolidated Statements of Operations, page 55

2.Please revise your statement of operations to present a separate line item for equity in earnings of unconsolidated subsidiaries after income or loss before income tax expense. We note from your disclosure in Note 17 that your equity in earnings of unconsolidated subsidiaries for the year ended March 31, 2021 was significant to both pre-tax and net income. See guidance in Rule 5-03 of Regulation S-X. Also, in periods where amounts related to your equity method investments are material to the financial statements, please include the disclosures required by ASC 323-10-50-3 and Rule 4-08(g) of Regulation SX.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will change its presentation in the consolidated statements of operations in the Form 10-K for the fiscal year ended March 31, 2023 to show equity in earnings of unconsolidated subsidiaries as a separate caption presented above income before income taxes (as the income from the Company’s investments is from pass-through entities). This presentation change will be made for all periods presented and in any future filings where such presentation is required by Rule 5-03 of Regulation S-X.

With regards to disclosures under Rule 4-08(g) of Regulation S-X, the Company annually assesses the significance of its unconsolidated subsidiaries in accordance with Rules 1-02(w)(i)–(iii) of Regulation S-X to determine the level of disclosure required. The Company’s unconsolidated subsidiaries are not determined to be significant under Regulation S-X and accordingly the disclosures required by Rule 4-08(g) of Regulation S-X have not been made. Similarly, the Company considers the low qualitative significance of its investments in unconsolidated subsidiaries in evaluating the disclosures required under ASC 323. The Company has concluded that discussion of its investments in the aggregate is appropriate, and that detailed discussion of each investment is not warranted.

U.S. Securities and Exchange Commission
February 10, 2023

Notes to the Financial Statements
Note 4. Revenue, page 69

3.Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues for the reporting units identified in Note 21, including Lifestyle, CEC, Automotive, Consumer Devices, Industrial, and Health Solutions. We note that your Results of Operations section in MD&A discusses the percentage change in revenue for each of these “businesses.” Please advise or revise to include disclosure of the revenue related to these businesses in your revenue disaggregation footnote.

Company Response:

The Company respectfully advises the Staff that the Company considered the requirements of ASC 606-10-55-89 through 55-91 which provide examples of disaggregation categories but does not prescribe any specific categories. Rather, the guidance states that “…this disclosure depends on the facts and circumstances….” Management currently provides multiple disaggregated revenue disclosures using the following categories:

•Geographic region;
•Operating segment; and
•Revenue recognition method.

ASC 606-10-55-89 discusses how revenue should be disaggregated “…into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.” The Company considers the effects that both general macro-economic factors (e.g., inflation, interest rates, wages, tax policy, consumer confidence, etc.) and Company-specific economic factors (e.g., secular trends related to geo-politics, nearshoring, product lifecycle, etc.) have on the Company’s revenue. The Company has determined that the effects that these factors have on the “…nature, amount, timing and uncertainty of revenues and cash flows…” can be appreciated with the current level of revenue disaggregation, as follows:

•Geographical disclosure of revenue by region (Europe, Asia and Americas) and by country (with China, Mexico and the United States representing more than 50% of the Company’s total revenue) depicts how global, regional and national macro-economic trends are likely to impact the Company’s revenue and cash flows. This disclosure also allows for assessment of the effects of regionalized geo-political impacts to its principal locations, and the effects of Covid-19, nearshoring and tariffs.
•The disclosure of revenue by operating segment and the distinct nature of the Company’s segments depicts the extent of the Company’s exposure to factors such as:

U.S. Securities and Exchange Commission
February 10, 2023

◦changes in consumer discretionary spending (impacting FAS's shorter product lifecycle consumer-focused revenue and cash flows);
◦clean energy transition (impacting Nextracker segment revenue and cash flows); and
◦outsourcing of complex manufacturing (impacting FRS's longer lifecycle and complex product revenue and cash flows which require significant Company investment).

The Company also considers how information about its revenue has been presented or used for other purposes pursuant to ASC 606-10-55-90. The Company does not present revenue by any other categories outside its financial statements or to users of its financial statements, other than in limited cases where reporting unit revenue data is disclosed to provide additional depth to the analysis of operating segment revenues (e.g., the provision of revenue change percentages for reporting units in full-year MD&A). The Company’s disclosure of reporting unit revenue data is not intended to suggest that the reporting units that comprise each operating segment are affected by economic factors in different ways.

Further, the Company considered the examples of categories included in ASC 606-10-55-91 to evaluate whether further revenue disaggregation may be relevant. The Company’s disaggregation of revenue provides insight into the following categories listed in ASC 606-10-55-91:

•type of good or service, customer and contract – given the discrete profile of the Company’s operating segments, these categories are met by the segmental disaggregation provided. The FAS segment has a concentration in high volume, short product lifecycle, less regulated and lower complexity consumer goods, whereas the FRS segment manufactures lower volume, longer lifecycle, more regulated and more complex products for its customers. Nextracker operates in the utility-scale solar market. Fixed price customer contract pricing is consistent across segments;
•geographical region – discussed above;
•contract duration – provided by segment revenue disclosures and consistent with product lifecycles (FAS contract durations approximate 2 to 4 years and FRS contract durations approximate 6+ years); and
•timing of transfer of goods and services – disclosure provided in the revenue footnote, principally point in time in FRS and FAS and over time for Nextracker.

The remaining category outlined in ASC 606-10-55-91 is sales channels which is not significant to the Company’s business which sells directly to original equipment manufacturers (OEMs). The Company is not aware of any additional categories required to meet the objectives of ASC 606-10-50-5.

Based upon the above analysis, the Company has concluded that the requirements of ASC 606-10-55-89 through 55-91 have been met and further disaggregation is not required.

U.S. Securities and Exchange Commission
February 10, 2023

Note 12. Trade Receivables Securitizations, page 83

4.We note that you sell pools of trade receivables under asset-back securitization agreements that qualify for sale accounting under ASC 860-10-40-5 and that the process begins with the sale of receivables to consolidated special purpose entities. Please tell us if you account for transfers of accounts receivables to the special purposes entities as sales. If so, tell us how your accounting treatment complies with ASC 860-10-55-17D. If not, revise your disclosures in future filings to clarify your accounting treatment.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the consolidated level, the Company does not account for the transfer of account receivables to its special purpose entities as sales (as the special purpose entities are consolidated and intercompany transactions are eliminated upon consolidation). Receivables are only derecognized upon sale to unaffiliated third-party financial institutions, in accordance with the derecognition criteria in ASC 860-10-40-5. In future filings, the Company will enhance the disclosure of its asset-backed securitization programs for additional clarity regarding the timing of derecognition. An example of the expanded disclosure that will be made in future filings is as follows (added text is denoted by underline):

Following the transfer of the receivables to the special purpose entities, the transferred receivables are legally isolated from the Company and its affiliates.~~, and u~~ Upon the sale of the receivables from the special purpose entities to the unaffiliated financial institutions, the receivables are derecognized from our consolidated balance sheet as effective control of the transferred receivables is passed to the unaffiliated financial institutions, which have the right to pledge or sell the receivables.

Note 21. Segments, page 94

5.We note your disclosure that FAS, FRS and Nextracker represent your three operating and reportable segments. You further indicate that FAS is comprised of CEC, Lifestyle and Consumer Devices reporting units and that FRS is comprised of Automotive, Health Solutions and Industrial reporting units. Please tell us how you analyzed the guidance in ASC 280-10-50-1 in determining that these reporting units do not meet the criteria to be considered operating segments. It appears from your MD&A discussion that revenue related to these reporting units is available and your disclosure on page 43 suggests that reporting unit margins may also be tracked, as you discuss segment margin changes for your Automotive, Industrial, and Health Solutions reporting units.

U.S. Securities and Exchange Commission
February 10, 2023

Company Response:

The Company respectfully advises the Staff that the Company has considered the requirements in ASC 280-10-50-1 in concluding that the Company operates and internally manages three operating and reportable segments. On an on-going basis, the Company evaluates the requirements of ASC 280 to determine the Company’s operating and reportable segments. This assessment necessarily includes determining whether CEC, Lifestyle, Consumer Devices, Automotive, Health Solutions and Industrial remain appropriately classified as reporting units in accordance with ASC 350-20-35-34 and ASC 280. All of these reporting units engage in business activities from which they earn revenues and incur expenses and for which discrete financial information is available. As such, they meet two of the three criteria in ASC 280-10-50-1 to be considered operating segments. The determinative criterion in our conclusion that FAS and FRS are operating segments and that the six reporting units are not, is ASC 280-10-50-1(b)’s criterion that an operating segment’s “…results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.” The Company’s assessment of this final criterion focuses, not only on the level of data provided to the chief operating decision maker (CODM), but also the following:

•determination of the CODM;
•the Company’s organizational structure:
◦the CODM’s direct reports,
◦what decisions the CODM’s direct reports make;
•how individuals within the Company are compensated;
•the Company’s budgeting process;
•the information available for review by the CODM to allocate resources and assess performance; and
•information provided externally.

The Company’s CODM

The Company has identified the Chief Executive Officer (CEO) of Flex, Revathi Advaithi, as the Company’s CODM. The CEO is the sole member of executive management who has overall responsibility for allocation of resources and assessment of performance over all aspects of the Company. The CEO has ultimate responsibility for key operating decisions across the Company, including:

•Entering into significant contracts;
•Expanding into new markets or launching new products;
•Making significant capital expenditures;
•Hiring and firing key personnel; and
•Approving operating budgets.

U.S. Securities and Exchange Commission
February 10, 2023

As outlined below, the executive leadership team directly reports into the CEO:

The Company’s Organizational Structure

The CEO’s direct reports include:

•Paul Lundstrom – Chief Financial Officer,
•Xavier Boza – Chief Human Resources Officer,
•Cameron Carr – Chief Strategy Officer,
•Michael Hartung – President, Flex Agility Solutions (FAS),
•Aaron Hinkle – Chief of Staff,
•Scott Offer – Executive Vice President, General Counsel,
•Gus Shahin – Chief Information Officer,
•Rebecca Sidelinger – President, Flex Reliability Solutions (FRS), and
•Hooi Tan – President of Global Operations and Supply Chain.

The Company’s organizational structure is designed to provide clear financial accountability and to support the Company’s strategy of leveraging the Company’s manufacturing and supply chain capabilities in end markets with similar technologies, regulatory requirements, product complexity and product lifecycles which comprise the Company's FAS, FRS and Nextracker operating segments. The Company’s CODM regularly reviews segment financial information to assess performance and allocate resources to the segments aligned with the Company’s strategy which in turn is executed by the segment Presidents at the reporting unit level.

The leaders of the six reporting units under the FAS and FRS segments report into either Mr. Hartung or Ms. Sidelinger and support them in their establishment and execution of segment strategy. As reflected in the Company’s organizational and internal control structures, the two segment Presidents operate as segment managers for their respective segments, meeting biweekly one-on-one with the CEO to enable the CODM to allocate resources and assess performance for the FAS and FRS segments and the segment Presidents are responsible for establishing and driving segment strategy across the segments' reporting units.

Executive compensation

The incentive compensation of the FAS and FRS segment Presidents is 50% based upon the results of their respective segments and 50% based on the performance of Flex’s consolidated results. This is different from the incentive compensation of the CODM’s other direct reports that is 100% based on the performance of Flex’s consolidated results and the incentive compensation of the six reporting unit leaders which is 100% based on their respective reporting unit’s results.

U.S. Securities and Exchange Commission
February 10, 2023

Budgeting process

The budget process at the Company is bottoms-up. Forecasts are developed at departmental and customer levels and then are aggregated and reviewed at the site, reporting unit, segment and consolidated levels. The CODM is provided with budget data at both a consolidated and operating segment level with additional reporting unit detail provided as required to understand the context behind segmental trends. Changes and updates to the draft budgets required by the CODM’s review of segment level forecasts are evaluated and allocated to lower levels by the segment Presidents.

Information available for review by the CODM

The CODM routinely receives financial information in the following reports:

•monthly actual vs. forecast and prior period operating results – compares certain income statement and balance sheet metrics to forecast and prior periods;
•quarterly CODM operating results – compares income statement, balance sheet and “free cash flow” metrics to forecast and prior periods;
•quarterly forecast – updated rolling 12-month forecast, presenting and bridging revenue and operating income; and
•annual budget reports – 3-year plan of income statement, balance sheet and cash flows.

The CODM reports contain consolidated income statement, balance sheet and cash flows financial information and revenue and operating income information for the three operating segments, supplemented with additional data at the reporting unit level to provide additional context to the segment results for FAS and FRS. The Company considers that the inclusion of reporting unit level data in the financial data reported to the CODM is not determinative. The CODM’s focus is on the consolidated results of revenue, operating income, earnings per share and “free cash flow” and balancing the Company’s growth between the higher revenue FAS segment and the higher margin FRS segment by reviewing segment results with the assistance of her direct reports, the segment managers, who in turn make decisions about resource allocations within their respective FRS and FAS segments.

The Company’s delegation of authority matrix also supports the fact that the segment Presidents are given significant latitude to manage their segments, allocate resources and act as a substantive layer of management in between the reporting units that roll up into their segment and the CODM. The approval authority of the segment Presidents is two- times higher than that of a reporting unit president and only if an expenditure exceeds the segment Presidents’ authority, and is consequently significant to the Company, is CEO approval required. This delegation of authority to the segment managers supports the above determination that the CODM has delegated the allocation of resources to the segment Presidents, despite being provided with certain data at the reporting unit level.

U.S. Securities and Exchange Commission
February 10, 2023

Information provided externally

The Company’s externally shared results are provided at the consolidated and segment levels, with narrative reference to the reporting units. When limited numeric disclosure of reporting unit data is provided (as noted in the MD&A in the Form 10-K), this is limited to revenue alone and is intended to enhance overall financial statement disclosures to enable financial statement users to better understand the trends of FAS and FRS.

Segment conclusion

The Company considers that only FAS, FRS and Nextracker meet all of the criteria of ASC 280-10-50-1 to be presented as operating and reportable segments. This determination is attributed to the organizational structure with segment managers reporting directly to the CODM and providing the CODM with the information necessary to allocate resources and assess performance at the segment level. Segment managers perform the same function for their segments as the CODM does for the Company as a whole, meeting with their direct reports (who each manage a reporting unit which comprise the segment) to assess performance, allocate resources and establish and drive segment strategy across the segments' reporting units that is aligned with the Company's strategy set by the CODM. Reporting unit data provided to the CODM is furnished only to help with the analysis of the overall segment results and management of the business at the reporting unit level is performed by the segment Presidents.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 408-576-7003.

Very truly yours,

/s/ Paul R. Lundstrom

Paul R. Lundstrom
Chief Financial Officer

cc:    Scott Offer, Flex Ltd.
    Heather Childress, Flex Ltd.
    Kasey Petteys, Deloitte & Touche LLP
    Jeffrey N. Ostrager, Venable LLP